cm

8/23/06

06008936

RECD S.E.C.
AUG 2 3 2006
603

ES
...E COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-53743

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ________________ AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WaMu Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name — *if individual, state last, first, middle name*)

PROCESSED
JAN 0 3 2007
THOMSON FINANCIAL

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 2 3 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

OATH OR AFFIRMATION

I, Donald Wilhelm, affirm (or swear) that to the best of my knowledge and belief, the accompanying financial statement pertaining to WaMu Capital Corp. (the "Company") for the year ended December 31, 2005, is true and correct. I further affirm (or swear) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Donald Wilhelm
Chief Financial Officer

Notary Public
State of Washington
ELLEN E. BUTLER
My Appointment Expires Apr 1, 2007

August 22, 2006

Deloitte.

Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
WaMu Capital Corp.
Seattle, Washington

We have audited the accompanying statement of financial condition of WaMu Capital Corp. (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of WaMu Capital Corp. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 23, 2006

WAMU CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 2,448,851
Cash and securities segregated in compliance with federal or other regulators	14,842,688
Receivable from:	
Brokers, dealers, and clearing organizations	326,752,157
Customers	1,729,491
Securities owned—at fair value ($2,564,450,389 pledged as collateral)	2,831,154,145
Securities purchased under agreements to resell	2,112,321,750
Furniture, equipment, and leasehold improvements—at cost, less accumulated depreciation and amortization of $3,667,304	6,322,753
Receivable from affiliates	3,959,567
Underwriting and finder's fees receivable	2,343,644
Interest receivable	20,161,956
Prepaid expenses and other assets	1,613,739
TOTAL	$ 5,323,650,741

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to:	
Brokers, dealers, and clearing organizations	$ 90,737,983
Customers	7,627,486
Securities sold but not yet purchased—at fair value	55,748,971
Securities sold under agreements to repurchase	4,928,012,000
Accrued compensation and related benefits	26,638,921
Payable to affiliates	5,397,639
Current income tax payable	794,355
Deferred income tax payable	1,407,430
Interest payable	5,975,960
Accrued liabilities on underwriting transactions	8,213,173
Other liabilities and accrued expenses	2,559,680
Total liabilities	5,133,113,598
COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)	
STOCKHOLDER'S EQUITY:	
Common stock, no par value—10,000 shares authorized, issued, and outstanding	-
Paid-in capital	100,000,000
Retained earnings	90,537,143
Total stockholder's equity	190,537,143
TOTAL	$ 5,323,650,741

See notes to statement of financial condition.

WAMU CAPITAL CORP.

NOTES TO STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2005

1. ORGANIZATION

WaMu Capital Corp. (the "Company") is a wholly owned subsidiary of Washington Mutual Bank ("WMB"), which is a wholly owned subsidiary of Washington Mutual, Inc. ("WMI"), a publicly traded savings and loan holding company. The Company was incorporated in Washington state on November 30, 2001, and began operations on July 1, 2002. The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker/dealer and is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation. The Company has offices located in Washington, California, New York, and Illinois and is engaged in securities brokerage and related investment services that include institutional brokerage of securities, trading, underwriting, participation in selling groups of security underwritings, and distribution primarily of mortgage-backed securities. In addition, the Company earns fee income as a finder in whole loan transactions between third-party buyers and sellers. Generally, the selling party compensates the Company in connection with these transactions, in which the Company does not act as principal. A substantial portion of such fees was earned from affiliates (see Note 8).

Prior to July 1, 2005, the Company was a wholly owned subsidiary of WMI. As of July 1, 2005, the Company became a wholly owned subsidiary of WMB and is now subject to the regulation of the Office of Thrift Supervision.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statement is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the period. Actual results could differ materially from those estimates.

Revenue Recognition—Income from principal securities trading and any related commission expenses are recorded on a trade-date basis. Underwriting revenues and finder's fees are recorded when services for the transactions are determined to be completed, generally as set forth under the terms of the engagement. Transaction-related expenses, primarily consisting of legal, travel, and other costs directly associated with the transaction, are deferred to match revenue recognition.

Fair Value of Financial Instruments—All of the Company's financial instruments are carried at fair value or contracted amounts, which approximate fair value.

Securities owned and securities sold but not yet purchased are recorded on a trade-date basis and reported at fair value based on market prices or dealer quotations, with resulting unrealized gains and losses included in securities trading revenues.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are recorded at contracted amounts, which approximate fair value. These instruments generally have fixed interest rates and short-term maturities, in many cases overnight, and accordingly, are not materially affected by changes in interest rates.

Cash and Cash Equivalents—The Company considers amounts due from banks and all highly liquid investments that are not held for trading purposes, including those with an initial maturity of three months or less, to be cash equivalents.

Receivable From and Payable to Brokers/Dealers and Customers—Receivables from brokers and dealers primarily include net amounts due from counterparties relating to unsettled trades and amounts receivable for securities not delivered by the Company to a purchaser by the settlement date (fails to deliver) and unrealized gains on to-be-announced securities ("TBAs"). Payables to brokers and dealers primarily include amounts payable for securities not received by the Company from the seller by the settlement date (fails to receive) and unrealized losses on TBAs. Customer receivables and payables include amounts due from and due to customers for delivery versus payment transactions that have contractually settled. Management considers these receivables and payables to be adequately collateralized, and no allowances for credit losses have been recorded.

Securities Purchased Under Agreements to Resell and Sold Under Agreements to Repurchase—Repurchase and resale agreements are treated as financing arrangements and are carried at contract amounts reflective of the amounts at which the securities will be subsequently reacquired or resold, as specified in the respective agreements. Resale agreements are collateralized by U.S. government and government agency obligations and non-agency collateralized mortgage obligations. The Company's policy is to take physical possession or control of securities purchased under agreements to resell. The Company monitors the market value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate.

Furniture, Equipment, and Leasehold Improvements—Furniture, equipment, and leasehold improvements are stated at cost and are depreciated using the straight-line method over the estimated useful life of the asset, generally 3 to 10 years. Management periodically evaluates furniture, equipment, and leasehold improvements for impairment as appropriate.

Income Taxes—The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recorded for the temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. These deferred taxes are measured by the provisions of currently enacted tax laws. The Company is included in a consolidated tax return with WMI. Taxes are provided as if the Company filed a separate tax return.

Recently Issued Accounting Standards—In December 2004, the Financial Accounting Standards Board ("FASB") issued a revised version of the original Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*. SFAS No. 123R, *Share-Based Payment*, supersedes Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*. This statement requires that the cost resulting from all share-based payment transactions be recognized in the financial statement. This statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair value-based measurement method in accounting for share-based payment transactions with employees, except for equity instruments held by employee stock ownership plans. Effective January 1, 2003, and in accordance with the transitional guidance of SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*, the Company elected to prospectively apply the fair value method of accounting for stock-based awards granted subsequent to December 31, 2002. The Company

will prospectively apply SFAS No. 123R to its financial statement as of January 1, 2006. However, as the Company has already adopted SFAS No. 148 and substantially all stock-based awards granted prior to its adoption have fully vested as of December 31, 2005, SFAS No. 123R will not have a significant effect on the statement of financial condition. The Company has share-based compensation arrangements that are described in Note 8.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.* This statement replaces APB Opinion No. 20, *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements*, and changes the requirements for the accounting and reporting of a change in accounting principle. This statement requires changes in accounting principle to be retrospectively applied to the prior periods presented in the financial statement, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement applies to all voluntary changes in accounting principles and also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement also carries forward, without substantive change, the provisions for the correction of an error from APB Opinion No. 20. SFAS No. 154 is effective for accounting changes and corrections of errors made after December 31, 2005. The Company does not expect the application of this statement to have a significant effect on the statement of financial condition.

3. CASH AND SECURITIES SEGREGATED IN COMPLIANCE WITH FEDERAL OR OTHER REGULATIONS

As a clearing broker, the Company is subject to reserve requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. At December 31, 2005, cash and securities at fair value segregated in compliance with federal and other regulations, which represent amounts deposited for the exclusive benefit of customers under SEC Rule 15c3-3, totaled $14,842,688. Such amount was in excess of the required deposit of $1,284,152 by $13,558,536.

4. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

Securities owned (which does not include $9,842,688 presented as cash and securities segregated in compliance with federal and other regulations) and securities sold but not yet purchased consist of trading securities at fair values as of December 31, 2005, as follows:

	Owned	Sold But Not Yet Purchased
U.S. government and government agency obligations	$2,111,217,641	$ (55,748,971)
Collateralized mortgage obligations and other asset-backed securities	719,936,504	-
	$2,831,154,145	$ (55,748,971)

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of financial condition.

5. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND PURCHASED UNDER AGREEMENTS TO RESELL

At December 31, 2005, the fair value of securities sold subject to repurchase was $5,009,503,061 and the average effective interest rate on the transactions was 4.33%. The Company has accepted collateral related to securities purchased under agreements to resell that it is permitted by contract to sell or repledge. At December 31, 2005, the fair value of securities purchased under agreements to resell was $2,150,395,258, all of which was repledged, and the average effective interest rate on the transactions was 4.75%.

6. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements consist of the following:

	Cost	Accumulated Depreciation	Book Value
Leasehold improvements	$3,498,678	$ (289,612)	$3,209,066
Furniture, fixtures, and office equipment	861,426	(77,430)	783,996
Business application assets	3,416,207	(2,357,360)	1,058,847
Desktop, midrange, and network assets	2,213,746	(942,902)	1,270,844
	$9,990,057	$ (3,667,304)	$6,322,753

7. SHORT-TERM BORROWINGS

Pursuant to the Securities Clearing Agreement with the Bank of New York ("BoNY") dated February 1, 2002, BoNY may make overnight loans to the Company to finance failed deliveries of securities and to finance the Company's positions in securities. Such loans are collateralized by the Company, granting BoNY a security interest in any and all securities that are thereafter held and any and all cash balances thereafter deposited in the Company's account at BoNY, or such other collateral deemed satisfactory by BoNY. At December 31, 2005, the Company had no outstanding borrowings against the agreement.

In addition, the Company has borrowing arrangements with WMI (see Note 8).

8. TRANSACTIONS WITH AFFILIATES

The Company has transactions with WMB and its affiliates, such as leasing arrangements and agreements for affiliates to perform services on the Company's behalf. Certain common administrative costs are allocated between WMB and its affiliates based on WMB management's analysis of the proportion of services utilized by each company. Amounts incurred under such arrangements are generally expensed and paid on a monthly basis. Management believes these arrangements are negotiated on terms substantially similar to market terms. Additionally, significant amounts of the Company's revenues are earned from affiliates via transactions conducted on terms substantially similar to market in the ordinary course of business. These fees are paid to the Company on a monthly basis.

In December 2005, the Company entered into an unsecured revolving subordinated loan agreement with WMI for $400,000,000, which replaced the 2004 borrowing arrangements for $200,000,000 (revolving unsecured line) and $200,000,000 (subordinated debt) with WMI. The new agreement was approved by the NASD and therefore outstanding balances under this agreement may be used to increase regulatory capital pursuant to SEC Rule 15c3-1. At December 31, 2005, the Company had no outstanding borrowings against the unsecured revolving subordinated loan agreement with WMI.

Receivables from affiliates, as of December 31, 2005, comprise primarily whole loan finder's fees, as follows:

WMB	$2,730,537
Washington Mutual Federal Savings Bank	11,438
WMI	32,604
Washington Mutual Mortgage Securities Corp.	1,184,988
	$3,959,567

Administrative Services—The Company and WMB are parties to the Administrative Services Contract ("Services Contract"). In accordance with the Services Contract, WMB provides administrative services in the areas surrounding, but not limited to, human resources, corporate accounting, and payroll. The monthly administrative service costs allocated from WMB to the Company are recorded in the Company's financial statement.

The payable to affiliates, which is settled on a monthly basis and is primarily related to services provided under the services contract, consists of the following at December 31, 2005:

WMB	$5,264,186
WMI	133,453
	$5,397,639

WaMu Savings Plan—WMI maintains a savings plan for substantially all eligible employees of the Company that allows participants to make contributions by salary deduction equal to 75% or less of their salaries pursuant to Section 401(k) of the Internal Revenue Code. Employees' contributions vest immediately; the Company's partial matching contributions of up to 4% also vest immediately.

Pension Plan—WMI maintains a noncontributory cash balance defined benefit pension plan for eligible employees. Benefits earned for each year of service are based primarily on the level of compensation in that year plus a stipulated rate of return on the benefit balance.

The Company's employees participate in the following three stock-based compensation plans sponsored by WMI:

Stock Option Plan—From time to time, the WMI Board of Directors approves grants of nonqualified stock options to certain groups of employees. The grants have been made pursuant to a series of plans, collectively known as "WAMU Shares." Generally, eligible full-time and part-time employees on the award dates are granted options to purchase shares of WMI common stock. The exercise price for all grants is the fair market value of WMI's common stock on the award dates, and all options vest 1 to 3 years after the award date and expire 5 to 10 years from the award date. To the extent these options are exercised, the Company records the tax benefit to be received through an intercompany account.

2003 Equity Incentive Plan—In February 2003 the WMI Board of Directors adopted the 2003 Equity Incentive Plan ("2003 EIP"). On April 15, 2003, the WMI shareholders approved the adoption of the 2003 EIP, which replaced the 1994 Stock Option Plan ("1994 Plan") and the Equity Incentive Plan. Under the 2003 EIP, all of the employees, officers, directors, and certain consultants, agents, advisors, and independent contractors are eligible to receive awards. Awards which may be granted under the 2003 EIP include stock options, stock appreciation rights, restricted stock and stock units,

performance shares and performance units, and other stock or cash-based awards. The 2003 EIP is generally similar to the 1994 Plan and the Equity Incentive Plan and does not affect the terms of any option granted under the 1994 Plan or stock or shares awarded under the Equity Incentive Plan.

Under the 2003 EIP, the exercise price of the option must be at least equal the fair market value of WMI'S common stock on the date of the grant. The options generally vest on a phased-in schedule over 1 to 3 years, depending on the terms of the grant, and expire 10 years from the grant date.

Upon the grant of restricted stock awards, shares are issued to a trustee who releases them to recipients when the restrictions lapse. Unearned compensation is amortized as compensation expense over the restricted period. Restricted stock and stock units accrue or pay dividends. All canceled or forfeited shares become available for future grants.

Employee Stock Purchase Plan—Under the terms of the Company's Employee Stock Purchase Plan ("ESPP"), an employee is allowed to purchase WMI common stock at a 5% discount from the fair market value of the common stock at the end of the monthly offering period, without paying brokerage fees or commissions on purchases. WMI pays for the program's administrative expenses. The plan is open to all employees who are at least 18 years old, have completed at least 1 month of service, and work at least 20 hours per week. Participation is through payroll deductions with a maximum annual contribution of 10% of each employee's eligible cash compensation.

Long-Term Cash Incentive Awards—From time to time, the WMI Board of Directors approves the award of cash incentives to certain groups of employees. The awards vest over three years and are tied to the performance of WMI common stock.

9. INCOME TAXES

At December 31, 2005, the components of the net deferred income tax liability consist of the following:

Deferred tax assets:	
Deferred compensation and benefit plans	$ 771,062
State taxes	19,222
Total deferred tax assets	790,284
Deferred tax liabilities	
Basis difference on equipment	(1,585,904)
Other	(611,810)
Total deferred tax liabilities	(2,197,714)
Net deferred tax liability	$(1,407,430)

10. COMMITMENTS AND CONTINGENT LIABILITIES

The Company subleases office space from WMB under noncancelable operating leases that expire on June 30, 2006, April 30, 2007, and September 29, 2010. In addition, the Company also subleases office space from a third-party landlord under a noncancelable operating lease that expires on May 31, 2014. Future rentals under the terms of the lease agreements are as follows:

Year Ending December 31	
2006	$ 1,515,594
2007	1,019,985
2008	830,973
2009	833,549
2010	854,674
Thereafter	2,920,136
	$ 7,974,911

At December 31, 2005, there were no pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statement in accordance with SFAS No. 5, *Accounting for Contingencies*.

11. GUARANTEES

FASB Interpretation No. ("FIN") 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company is a member of numerous clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the statement of financial condition for these arrangements.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Company has elected to compute net capital under the alternative provisions of the Rule, which require the Company to maintain net capital, as defined, equal to the greater of

$250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2005, the Company's net capital was $60,626,903, which was 761% of aggregate debit items, and which exceeded the minimum net capital requirement of $250,000 by $60,376,903.

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Financial instruments used in trading activities, including derivative financial instruments and hedges of trading instruments, are carried at fair value. Derivatives used for hedging purposes include TBAs. TBAs provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume of activity and do not reflect the amounts at risk. Unrealized gains and losses on TBAs are recorded in the statement of financial condition in receivables from brokers and dealers and payable to brokers and dealers, respectively, and in the income statement as income from securities trading. The credit risk for TBAs is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

At December 31, 2005, the following summarizes the notional amounts of TBAs and fair values (carrying amounts) of the related assets and liabilities:

	Notional Amount	Fair Value	
		Assets	Liabilities
Sale of TBAs	$15,237,166,737	$ 2,587,673	$61,454,244
Purchase of TBAs	12,782,813,815	47,458,249	2,533,073

The Company has entered into certain Euro Future contracts during 2005 for hedging the Company's securities portfolios. At December 31, 2005, the following summarizes the notional amount of such contracts and fair values (carrying amounts) of the related assets and liabilities:

	Notional Amount	Fair Value	
		Assets	Liabilities
Euro Future Contracts	$2,327,000,000	$ 84,950	$ -

14. CREDIT RISK

The Company engages in trading activities with various counterparties, primarily brokers/dealers, banks, and other financial institutions, primarily buying and selling U.S. government and agency securities. The settlement dates for these transactions may be longer than other transactions, generally up to 30 days. Due to this longer settlement period, the risk that the Company may incur losses if customers do not fulfill their contractual obligations is greater. Generally, transactions are settled on a delivery versus payment or receive versus payment basis. If counterparties do not fulfill their obligations, the Company may be exposed to risk based primarily on related market movements between transaction trade dates and expected settlement dates. The Company has established credit policies for evaluating the creditworthiness of counterparties, assigning trading risk limits, and ongoing monitoring of trading activities.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
www.deloitte.com

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

WaMu Capital Corp.
1201 Third Avenue, WMT 0626
Seattle, WA 98101

In planning and performing our audit of the financial statements of WaMu Capital Corp. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 23, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that

misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

February 23, 2006